Hampshire International Business Park Basingstoke Hampshire RG24 8EP UK Tel +44 1256 894000 Fax +44 1256 894708 http://www.shire.com

Jim B. Rosenberg, Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

May 25, 2006

Re:	Shire plc
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 1, 2006
File No. 000-29630

Dear Mr Rosenberg,

The following is in response to your comment letter addressed to Mr. Matthew Emmens, Chief Executive Officer of Shire plc (the “Company”) dated May 11, 2006 with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2005.

We have repeated your numbered comments and provided a response to each comment below.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Critical Accounting Estimates, page 62

(v) Sales Deductions, page 64

1.	We believe that your disclosure related to estimates of items that reduce gross revenue such as rebates with government agencies, contractual rebates with HMOs, product returns, trade discounts, wholesaler chargebacks, and coupons could be improved as follows, provide us the following information in disclosure- type format:

	a)	The nature and amount of each accrual at the balance sheet and the effect that could result from using other reasonable likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

	b)	For the factors that you describe in your discussion that you consider in making this estimate, to the extent that each factor is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (eg end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

	c)	If applicable, discuss any shipments made as a result of incentive and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

Shire plc Registered in England 5492592 Registered Office as above

d)	A roll forward of the liability for each estimate for each period presented showing the following:

	•	Beginning balance,
	•	Current provision related to sales made in current period,
	•	Current provision related to sales made in prior periods,
	•	Actual returns or credits in current period related to sales made in current period,
	•	Actual returns or credits in current period related to sales made in prior periods, and
	•	Ending balance.

Response:

We note the Staff’s comment and acknowledge that our Sales Deductions critical accounting estimate disclosure could be enhanced. In this regard, we have considered the Staff’s suggested disclosure together with the Staff’s guidance in respect of critical accounting policies and estimates. We have concluded that some of the items included in our prior disclosure, sales discounts and wholesaler chargebacks, do not require significant assumptions or complex judgments. Our disclosures in future filings will focus on those items that management considers meet the relevant criteria in the staff guidance, currently:

  Medicaid and healthcare-maintenance organization (HMO) rebates;
  Product returns; and
  Sales coupon accruals.

Suggested expanded and enhanced disclosure, which the Company proposes to provide in its next 10-Q filing, reads as follows:

(v) Sales Deductions

Sales deductions consist of statutory rebates to state Medicaid and other government agencies, contractual rebates with health-maintenance organizations (HMOs), product returns, sales discounts (including trade discounts and distribution service fees), wholesaler chargebacks, and allowances for the coupon sampling program. These deductions are recorded as reductions to revenue in the same period as the related sales with estimates of future utilization derived from historical experience adjusted to reflect known changes in the factors that impact such reserves.

The Company accounts for these sales deductions in accordance with EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), and SFAS No. 48, Revenue Recognition When Right of Return Exists, as applicable.

The Company has the following significant categories of sales deductions, all of which involve estimates and judgments which the Company considers to be critical accounting estimates, and require the Company to use information from external sources:

Medicaid and HMO Rebates

Statutory rebates to state Medicaid agencies and contractual rebates to HMOs under managed care programs are based on statutory or negotiated discounts to the selling price. Medicaid rebates generally increase as a percentage of the selling price over the life of the product (if prices increase faster than inflation).

As it can take up to six months for information to reach the Company on actual usage of the Company’s products in managed care and Medicaid programs and on the total discounts to be reimbursed, the Company maintains reserves for amounts payable under these programs relating to sold products.

The amount of the reserve is based on historical experience of rebates, the timing of payments, the level of reimbursement claims, changes in prices (both normal selling prices and statutory or negotiated prices), changes in prescription demand patterns, and the levels of inventory in the distribution channel.

Shire plc Registered in England 5492592 Registered Office as above

Shire’s estimates of the level of inventory in the distribution channel are based on product-by-product inventory data provided by wholesalers (including data provided by wholesalers as part of the new ‘fee for service’ agreements -- see Item 1: Business -Manufacturing and Distribution - Material Customers for further information) and third-party prescription data (such as IMS Health National Prescription Audit data).

Revisions or clarification of guidelines from Centers for Medicare and Medicaid Services (CMS) related to state Medicaid and other government program reimbursement practices with retroactive application can result in changes to management’s estimates of the rebates reported in prior periods. However, since the prices of the Company’s products are fixed at the time of sale and the quantum of rebates is therefore reasonably determinable at the outset of each transaction, these factors would not impact the recording of revenues in accordance with generally accepted accounting principles.

The accrual estimation process for Medicaid and HMO rebates involves in each case a number of interrelating assumptions, which vary for each combination of product and Medicaid agency or HMO. Accordingly, it would not be meaningful to quantify the sensitivity to change for any individual assumption or uncertainty. However, Shire does not believe that the effect of uncertainties, as a whole, significantly impacts the Company’s financial condition or results of operations.

As at the balance sheet date, accruals for Medicaid and HMO rebates were $105.4 million in 2005, $99.4 million in 2004 and $59.3 million in 2003, or 8%, 9% and 6%, respectively, of net product sales.

Product Returns

The Company typically accepts customer product returns in the following circumstances: a) expiration of shelf life, b) product damaged while in the possession of Shire, or c) under sales terms that allow for unconditional return (guaranteed sales).

Shire estimates the proportion of recorded revenue that will result in a return by considering relevant factors, including:

•	past product returns activity;
•	the duration of time taken for products to be returned;
•	the estimated level of inventory in the distribution channel;
•	product recalls and discontinuances;
•	the shelf life of products;
•	the launch of new drugs or new formulations; and
•	the loss of patent protection or new competition.

Shire’s estimate of the level of inventory in the distribution channel is based on product-by-product inventory data provided by wholesalers, third-party prescription data and, for some product return provisions, market research of retail pharmacies.

Returns for new products are more difficult for the Company to estimate than for established products. For shipments made to support the commercial launch of a new product (which are typically guaranteed sales), the Company cannot reliably estimate expected returns, and the Company’s policy is therefore to defer recognition of the sales revenue until there is evidence of end-patient acceptance (primarily third-party prescription data), in accordance with SAB No. 104, Revenue Recognition. For shipments after launch under standard terms (ie not guaranteed sales), the Company’s initial estimates of sales return accruals are primarily based on the historical sales returns experience of similar products shortly after launch. Once sufficient historical data on actual returns of the product are available, the returns provision is based on this data and any other relevant factors as noted above.

Shire plc Registered in England 5492592 Registered Office as above

The accrual estimation process for product returns involves in each case a number of interrelating assumptions, which vary for each combination of product and customer. Accordingly, it would not be meaningful to quantify the sensitivity to change for any individual assumption or uncertainty. However, Shire does not believe that the effect of uncertainties, as a whole, significantly impacts the Company’s financial condition or results of operations.

As at the balance sheet date, provisions for product returns were $31.8 million in 2005, $22.5 million in 2004 and $8.3 million in 2003, or 2%, 2% and 1%, respectively, of net product sales.

Sales Coupon accrual

For certain products, primarily ADDERALL XR, the Company uses coupons as a form of sales incentive. These coupons reimburse part or all of the cost of the first prescription. Each coupon can only be used once and coupons typically expire three to 15 months after the date of issuance. The Company’s management calculates an accrual for the estimated value of coupons that will be redeemed against sold products, based on the rebate value per coupon, the timing and volume of coupon distributions, the estimated level of inventory in the distribution channel and expected coupon redemption rates, using historical trends and experience.

Shire’s estimate of the level of inventory in the distribution channel is based on product-by-product inventory data provided by wholesalers and third-party prescription data.

Shire believes that historical redemption rates, adjusted for known changes in coupon programs (such as length of coupon life and redemption conditions) are an appropriate basis for predicting future redemption rates. For coupon programs open at December 31, 2005 the redemption rates assumed by Shire range between 15% and 30% of coupons distributed (depending on the life of the coupons). A one percentage point increase in estimated coupon redemption rates would increase the provision at December 31, 2005 by $0.1 million.

At December 31, 2005 the accrual for coupon redemptions was $5.2 million (2004: $15.9 million, 2003: $4.1 million). The accrual levels in each year fluctuate according to the timing and volume of coupon distributions, in addition to changes in estimated redemption rates.

For rebates, returns and sales coupons the actual experience and the level of these deductions to revenue may deviate from the estimate. Shire reviews its estimates every quarter and may be required to adjust the estimate in a subsequent period. There has been no material adjustment to the estimates recognized relating to Shire’s provisions for sales rebates, returns or coupons in any of the periods presented.

Shire plc Registered in England 5492592 Registered Office as above

The Company respectfully advises the Staff that:

•	In respect of the disclosure requested in section (a) regarding the effect that could result from using other reasonably likely assumptions, such as a range of reasonably likely amounts or sensitivity analysis, we have considered whether it is possible to provide meaningful disclosure in this regard. As a result, we have enhanced our disclosures in respect of the sales coupon accrual. However, the accrual estimation process for Medicaid and HMO rebates, and product returns involves in each case a number of interrelating assumptions, which vary for each combination of product and customer. Accordingly, it would not be meaningful to quantify the sensitivity to change for any individual assumption or uncertainty. However, the Company does not believe that the effect of uncertainties, as a whole, significantly impacts the Company’s financial condition or results of operations.

•	In respect of the disclosure requested in section (b) on the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date, disaggregated by expiration period, data on the levels of inventory of the Company’s products in parts of the distribution channel (in particular retail pharmacies) are not readily available with sufficient accuracy to allow meaningful disclosure. The Company uses estimates of the level of inventory in the distribution channel (along with other relevant factors) in calculating certain product-specific returns provisions, but for other products the Company primarily uses past returns activity as the basis for provisions. Accordingly, the Company does not routinely track this information for all products.

•	In respect of the disclosure requested in section (c), the Company recognizes that appropriate monitoring and control of shipments made as a result of incentives or in excess of our customers’ ordinary course of business inventory levels are necessary to ensure that revenue is recognized appropriately. The Company typically only provides incentives to customers to buy products potentially in excess of ordinary business inventory levels (including guaranteed sales) when launching new products. In these cases, because the Company cannot reliably estimate expected returns, the Company’s policy is to defer recognition of the guaranteed sales revenue until there is evidence of end-patient acceptance (primarily third-party prescription data), in accordance with SAB No. 104, Revenue Recognition. As an example, the Company applied this policy at March 31, 2005 when $4.1 million of revenue from FOSRENOL and EQUETRO product launch shipments made in Q1 2005 was deferred.

At December 31, 2005 the Company had a liability for deferred revenue of $0.6 million relating to EQUETRO product launch shipments. To the extent that deferred revenue in respect of future product launches is material, we will include disclosure in our filings.

Shire routinely discloses in its Annual Report on Form 10-K and its Quarterly Report on Form 10-Q explanations of significant variances between revenue growth and prescription demand growth for each major product, including those thought to be caused by fluctuations in the level of inventories held in the distribution channel.

•	In response to comment (d) the Company refers the Staff to Note 16 of the financial statements included in the Company’s annual report on Form 10-K and the enhanced Schedule II disclosure (which will be included in our future Form 10-K filings) included below as part of our response to your comment. In this regard, the Company respectfully advises the Staff that the amounts included in the “provision charged to income” and the “costs incurred/utilization” columns are for both current and prior periods as the Company’s current data-collection and information system does not distinguish between these categories.

Shire plc Registered in England 5492592 Registered Office as above

SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

Provision for sales rebates, returns and coupons	Beginning balance $’000	Provision charged to income $’000	Costs incurred/ utilization $’000	Ending balance $’000

2005:
Accrued rebates – Medicaid and Health
Maintenance Organizations (HMOs)	99,425	188,819	(182,795)	105,449
Sales returns reserve	22,530	35,319	(26,061)	31,788
Accrued coupons	15,869	12,306	(22,998)	5,177

	137,824	236,444	(231,854)	142,414

2004:
Accrued rebates – Medicaid and HMOs	59,277	136,578	(96,430)	99,425
Sales returns reserve	8,343	35,635	(21,448)	22,530
Accrued coupons	4,078	28,973	(17,182)	15,869

	71,698	201,186	(135,060)	137,824

2003:
Accrued rebates – Medicaid and HMOs	45,919	89,764	(76,406)	59,277
Sales returns reserve	4,612	15,967	(12,236)	8,343
Accrued coupons	3,000	13,922	(12,844)	4,078

	53,531	119,653	(101,486)	71,698

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Critical Accounting Estimates, page 62

(vii) Inventory, page 65

2.	We believe that your critical accounting estimate disclosure related to inventory valuation could be improved. Please provide to us, in disclosure-type format:

A discussion of the significant assumptions underlying your estimates of inventory valuation including your estimates for inventory obsolescence, returns, damaged goods and other allowances;

The amounts of changes in estimates recorded in each period presented; and

The effect that reasonably likely changes may have on your estimate as of the latest year presented.

Response:

We note the Staff’s comment. The Company respectfully advises the Staff that the Company included inventory in the critical accounting estimates discussion in its 10-K for the year ended December 31, 2005 solely to explain the assumptions specifically related to the fair value of inventory acquired through the acquisition of Transkaryotic Therapies Inc. (“TKT”) which was completed on July 27, 2005.

We have considered the Staff’s guidance in respect of critical accounting estimates. We do not believe that our estimates for inventory obsolescence, returns, damaged goods or other allowances require the Company to make assumptions about matters that are highly uncertain at the time the accounting estimate is made. Allowances made by the Company are based on historical experience and known batch-by-batch inventory issues. Different estimates that the Company reasonably could have used for the accounting estimate in the period would not have a material impact on the presentation of the Company’s financial condition or results of operations.

Consequently, absent the assumptions made in order to determine the fair value of inventory acquired through the acquisition of TKT, we do not believe that the inventory valuation represents a critical accounting estimate for the Company. The Company anticipates that all inventory acquired with TKT will have been consumed by December 31, 2006.

We note however, that our current disclosures regarding the fair value of acquired inventory could be enhanced to more fully address the Staff’s guidance.

Suggested enhanced disclosure, which we will provide in our next 10-Q filing, reads as follows (NB: changes to the current Form 10-K disclosure are underlined):

(vii) Inventory acquired through the acquisition of TKT

Inventory acquired through the acquisition of TKT has been fair valued in accordance with Statement of Financial Accounting Standard (SFAS) No. 141 “Business Combinations” as follows:

•	Finished goods and merchandise at estimated selling prices less the sum of (a) costs of disposal and (b) a reasonable profit allowance for the selling effort of the acquiring entity;

•	Work in process at estimated selling prices of finished goods less the sum of (a) costs to complete, (b) costs of disposal, and (c) a reasonable profit allowance for the completing and selling effort of the acquiring entity based on profit for similar finished goods.

Shire plc Registered in England 5492592 Registered Office as above

The Company’s management assumed that a “reasonable profit allowance for the selling effort of the acquiring entity” would be 3% of sales proceeds (expected at the acquisition date). This is due to the minimal sales effort required by Shire as acquiror to realize sales of the acquired inventory, given the small size of the existing prescription population to whom specialized physicians prescribe REPLAGAL, the frequency and duration of treatment required, and low levels of patient switching, together with the low cost and complexity of distribution. The relevance of this assumption is that it has an impact on the recorded cost of product sales for acquired REPLAGAL inventory. For every one percentage point increase in the profit allowance percentage for the selling effort, our cost of product sales in the year to December 31, 2005 would have reduced by approximately $0.4 million and in future periods would reduce by approximately $0.6 million.

The valuation of acquired work in process required the Company’s management to estimate the level of completion reached at the acquisition date. This required the exercise of judgment in ascribing value creation to different phases of a complex biological manufacturing process. The relevance of this estimate is that it has an impact on the recorded cost of product sales for acquired REPLAGAL inventory. For every one percentage point increase in the assumed percentage level of completion, our cost of product sales in future periods would increase by $0.5 million.

The fair value of inventory is based on information at the date of acquisition and the expectations and assumptions that have been deemed reasonable by the Company’s management. No assurance can be given, however, that the underlying assumptions or events associated with inventory will occur as projected. For these reasons, among others, the actual completion costs, disposal costs and proceeds associated with acquired inventory may vary from those forecasted. As each estimate was made in the context of the conditions that existed at the TKT acquisition date, they are not expected to change from period to period.

Shire plc Registered in England 5492592 Registered Office as above

Financial Statements

25. Segment reporting, page F-53

3.	Please provide us, in disclosure type format, revised disclosure that includes your product sales by major product type. Refer to paragraph 37 of SFAS 131.

Response:

We note the Staff’s comment. Shire will expand its Segment Reporting disclosure in future filings to comply with the enterprise-wide disclosure requirements of paragraph 37 of SFAS 131. The proposed additional disclosure, which is consistent with our disclosure in Item 7: Management’s discussion and analysis of financial condition and results of operations on page 46 of the Company’s 2005 10-K, reads as follows:

Product Sales
In the periods set out below, revenues by major product were as follows:

Year to December 31,	2005	2004	2003
	$M	$M	$M

ADDERALL XR	730.8	606.7	474.5
PENTASA	136.1	115.0	99.3
AGRYLIN/ XAGRID	92.8	152.5	132.5
CARBATROL	72.1	54.3	52.4
FOSRENOL	53.5	-	-
ADDERALL	43.1	34.5	61.1
REPLAGAL*	41.3	n/a	n/a
CALCICHEW	38.7	38.3	28.9
Other	119.3	111.2	155.6

	1,327.7	1,112.5	1,004.3

* This represents REPLAGAL sales for the five-month period after the acquisition of TKT.

All product sales are recorded in the Pharmaceutical Products segment.

The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Angus Russell
 Angus Russell
Chief Financial Officer

cc.	Matthew Emmens, Chief Executive Officer

Shire plc Registered in England 5492592 Registered Office as above